Exhibit 99.1

Supplement No. 2 dated January 7, 2014 to the

Information Statement dated December 2, 2013

Woori Finance Holdings Co., Ltd.

This supplement no. 2 (this “Supplement No. 2”) supplements the Information Statement dated December 2, 2013, as previously supplemented by the supplement no. 1 thereto dated December 19, 2013 (the “Original Information Statement” and, together with this Supplement No. 2, the “Information Statement”), prepared in connection with to the proposed establishment of two new companies to be named KJB Financial Group Co., Ltd. (“KJB Financial Group”) and KNB Financial Group Co., Ltd. (“KNB Financial Group” and, together with KJB Financial Group, the “New Holdcos”) through a spin-off (the “Spin-off”) of the businesses of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) related to holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank. This Supplement No. 2 should be read in conjunction with the Original Information Statement.

The Original Information Statement, which was furnished to the Securities and Exchange Commission through current reports on Form 6-K, can be downloaded from Woori Finance Holdings’ website at www.woorifg.com, as well as from the website of the Securities and Exchange Commission at www.sec.gov.

The purpose of this Supplement No. 2 is to update the Original Information Statement to reflect changes made by Woori Finance Holdings to the conditions for withdrawing either of Kwangju Bank and Kyongnam Bank from the Spin-off.

This Supplement No. 2 will be furnished to the Securities and Exchange Commission through a current report on Form 6-K, which may be downloaded from Woori Finance Holdings’ website at www.woorifg.com, as well as from the website of the Securities and Exchange Commission at www.sec.gov.

In case of inconsistencies between this Supplement No. 2 and the Original Information Statement (including the documents incorporated by reference therein), the statements made in this Supplement No. 2 shall prevail. Capitalized terms used in this Supplement No. 2 shall have the meanings given to them in the Original Information Statement.

IMPORTANT NOTICE

In case of any inconsistencies between (i) the statements in this Supplement No. 2 and (ii) any statements contained in the Original Information Statement or any documents incorporated by reference into the Original Information Statement, the statements contained in this Supplement No. 2 shall prevail. Full information on the Spin-off is only available on the basis of the combination of the Original Information Statement and this Supplement No. 2. This Supplement No. 2 shall only be distributed in connection with the Original Information Statement.

SUPPLEMENTAL INFORMATION

1.	Additional documents incorporated by reference

The following document is incorporated by reference into the Information Statement:

•	Woori Finance Holdings’ report on Form 6-K containing an amendment to the previously disclosed spin-off plan dated August 27, 2013 (the “Spin-off Plan”), filed with the Securities and Exchange Commission on January 7, 2014.

2.	Changes with respect to the conditions relating to withdrawal of the Spin-off

In accordance with corresponding amendments made to the Spin-off Plan, the conditions set forth in the Original Information Statement for Woori Financial Holdings to be able to withdraw either of Kwangju Bank or Kyongnam Bank from the Spin-off by the resolution of its board of directors are being changed from requiring both (x) the sale process for the KDIC’s indirect equity interest in such Bank being terminated for any reason and (y) legislation that would allow recognition of the Spin-off as a “qualified spin-off” under the Tax Reduction and Exemption Control Act of Korea not being enacted, in each case prior to the date of the Spin-off, to requiring either one of these two conditions to be met. Accordingly, the paragraph appearing under the section titled “The Spin-off — Withdrawal of the Spin-off” of the Original Information Statement is deleted in its entirety and replaced with the following:

If (x) the sale process for the KDIC’s indirect equity interest in Kwangju Bank is terminated for any reason or (y) legislation that would allow recognition of the Spin-off as a “qualified spin-off” under the Tax Reduction and Exemption Control Act of Korea is not enacted, in each case prior to the Spin-off Date, Woori Finance Holdings may withdraw the Kwangju Bank Business from the Spin-off by the resolution of its board of directors. Similarly, if (x) the sale process for the KDIC’s indirect equity interest in Kyongnam Bank is terminated for any reason or (y) legislation that would allow recognition of the Spin-off as a “qualified spin-off” under the Tax Reduction and Exemption Control Act of Korea is not enacted, in each case prior to the Spin-off Date, Woori Finance Holdings may withdraw the Kyongnam Bank Business from the Spin-off by the resolution of its board of directors. See “—Certain Tax Consequences—Korean Tax Consequences.”

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